FORM 6 - K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                           For the month of March 2000
                         Commission File Number 0-29350

                                  VASOGEN INC.
                 (Translation of Registrant's name into English)

           2155 Dunwin Drive, Suite 10, Mississauga, Ontario, L5L 4M1
                    (Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20 - F or Form 40 - F.)

                   Form 20 - F [ X ]      Form 40 - F [   ]

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                             Yes [   ]   No [ X ]




This Form 6-K consists of:

A press release issued by Vasogen Inc. on March 15, 2000, entitled: "Vasogen Reports Atherosclerosis Results at the American College of Cardiology Meeting"




                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       VASOGEN INC.



                                       By /S/Christopher Waddick
                                          ----------------------
                                        (Name: Christopher  Waddick)
                                        (Title:   Vice-President, Finance & CFO)

Date:  March 15, 2000

Vasogen Inc.
                                                    INVESTOR CONTACT
2155 Dunwin Drive, Suite 10
Mississauga, ON, Canada  L5L 4M1                    Trevor Burns
tel: (905) 569-2265   fax: (905) 569-9231           Investor Relations
http://www.vasogen.com                              tel: (905) 569-9065
                                                    e-mail: investor@vasogen.com
--------------------------------------------------------------------------------

FOR IMMEDIATE RELEASE

                 VASOGEN REPORTS ATHEROSCLEROSIS RESULTS AT THE
                     AMERICAN COLLEGE OF CARDIOLOGY MEETING

Toronto, Ontario (March 15, 2000) -- Vasogen Inc. (TSE:VAS; AMEX:MEW) today announced that researchers from the University of Toronto presented the results of experimental studies showing the beneficial effects of VasoCare(TM) therapy on atherosclerosis at the 49th Annual Scientific Session of the American College of Cardiology, being held this week in Anaheim, California.

The results presented demonstrate that VasoCare(TM)therapy reduces inflammation in the blood vessel wall and retards the development of atherosclerotic plaque by up to 75%. This research was carried out at St. Michael's Hospital, under the direction of Dr. Duncan Stewart, Head of the Division of Cardiology at the University of Toronto, and Dr. David Courtman, Director of Research, Division of Cardiovascular and Thoracic Surgery at St. Michael's Hospital.

Atherosclerosis is the leading cause of cardiovascular disease; clots that form at the site of unstable atherosclerotic plaques cause both heart attacks and strokes. Recent research has shown that inflammation within the blood vessel wall contributes significantly to both the development and instability of atherosclerotic plaques. Reduction of inflammation and the resulting stabilization of atherosclerotic plaques has, therefore, become an important therapeutic target in the treatment of patients with atherosclerosis.

"VasoCare(TM) therapy reduced the infiltration of harmful inflammatory cells that play a major role in the development of atherosclerosis," said Dr. Courtman. "The marked impact on the development of atherosclerosis is very promising and we look forward to rapidly advancing the development of this exciting therapeutic approach."

The University of Toronto studies used mice that lack the LDL-cholesterol receptor (LDL-R-/- mice). These animals mimic the situation in patients with familial hypercholesterolemia, a condition that leads to high blood cholesterol, the rapid development of atherosclerosis, and a high risk of heart attack and stroke at a young age. To induce the formation of atherosclerotic plaques, the LDL-R-/- mice were fed a high cholesterol diet for up to 12 weeks.

In the first study, two groups of animals were fed a high cholesterol diet for eight weeks, with one group receiving a course of VasoCare(TM) therapy beginning at four weeks. When examined at eight weeks, the amount of plaque formation in the main artery leading from the heart was significantly lower in the VasoCare(TM)-treated group (4% +/- 3% in treated animals vs 16% +/- 1% in untreated controls, p<0.05). In a second study of 12 weeks duration, in which therapy was initiated following eight weeks of high cholesterol feeding, there was a similar reduction in the development of plaque in the VasoCare(TM)-treated group. These findings were accompanied by evidence of a reduction in inflammatory cell infiltration into the blood vessel wall in the treated animals, suggesting that the observed reduction in plaque development resulted from a counter-inflammatory effect of VasoCare(TM) therapy.

Dr. Eldon Smith, Vasogen's Vice-President of Scientific Affairs, stated: "These results concerning the effects of VasoCare(TM) therapy represent a significant advance in the development of our immune modulation therapies. Importantly, they suggest an effective means of limiting the development and progression of atherosclerosis with a therapy that could act synergistically with the current approaches of lipid lowering and prevention of clotting."

The American Heart Association currently lists cardiovascular disease as the number-one cause of death in the United States. Atherosclerosis, the major cause of cardiovascular disease, is a progressive condition leading to arterial blockage with reduced blood flow resulting from the build-up of cholesterol-containing plaque within the blood vessel wall. In the United States alone, more than 20 million people have cardiovascular disease; 14 million suffer from coronary heart disease, 2 million have peripheral vascular disease, and 4 million suffer the effects of stroke. These conditions lead to more than 500,000 deaths each year in North America alone, and cost the health care system in excess of $150 billion annually.


   Vasogen is focused on developing immune modulation therapies to advance the treatment of cardiovascular, autoimmune and related inflammatory diseases. These therapies are designed to target fundamental disease-causing events, providing safe, effective treatment.

Statements contained in this press release, including those pertaining to scientific and clinical research, commercialization plans, strategic alliances, and intellectual property protection, other than statements of historical fact, are forward-looking statements subject to a number of uncertainties that could cause actual results to differ materially from statements made.